News for Immediate Release

Electrovaya Reports Improved Financial Performance in Q2 FY2023

Revenue increases by 144% year-over-year to $10.5 million; Significant increases in adjusted EBITDA and net profitability

Toronto, Ontario - May 4, 2023 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF), a leading lithium-ion battery technology and manufacturing company, today reported its financial results for the fiscal second quarter ended March 31, 2023 ("Q2 FY2023"). All dollar amounts are in U.S. dollars unless otherwise noted.

Financial Highlights:

● Revenue for Q2 FY2023 was $10.5 million (C$14.2 million), an increase of 144% compared to $4.3 million (C$5.8 million) in the fiscal second quarter ended March 31, 2022 ("Q2 FY2022"). Management anticipates continued strong year-over-year revenue growth in the second half of Fiscal 2023 ("FY 2023"). The Company has a substantial backlog of orders, and has received indications of significant new orders for delivery during the 2023 calendar year. Management maintains its guidance for revenue of approximately $42 million (C$53 million) in FY 2023, more than double the total of $19 million (C$25.4 million) in Fiscal 2022 ("FY 2022").

● Adjusted EBITDA1 for Q2 FY2023 was $0.8 million (C$1.1 million), compared to a loss of $1.1 million (C$1.5 million) in Q2 FY2022. Management anticipates generating positive Adjusted EBITDA1 for the remainder of FY 2023.

● Net profit for Q2 FY2023 was $0.2 million (C$0.3 million), compared to a net loss of $2.3 million (C$3.1 million) in Q2 FY 2022.

● The Company received purchase orders in excess of $20 million during Q2 FY2023.

● Total debt as at March 31, 2023 was $16.8 million (C$22.7 million) compared to $16 million (C$21.6 million) as at September 30, 2022, the FY 2022 year end. This includes the additional debt relating to the building at 1 Precision Way, Jamestown, NY and the promissory note issued as a result of the acquisition of Sustainable Energy Jamestown, LLC. Management is actively managing cash to reduce interest charges and believes that available liquidity, plus $8.2 million of accounts receivable and $5.1 million of inventory, will provide adequate working capital to support operating activities and growth targets for FY 2023.

Business Highlights:

● On March 6, 2023, Electrovaya announced the receipt of a battery purchase order through its OEM sales channel valued at approximately $14 million. The batteries will be used by a leading Fortune 500 company in the United States.

● On April 3, 2023, the Company announced that it completed the purchase of a 52-acre site with a 137,000 square foot manufacturing facility in Jamestown, NY that will serve as the base for its first U.S. gigafactory (the "Giga Plant"). This will be Electrovaya's third operating site, following its two existing sites in Mississauga, Canada.

o The Company is making progress on the financing of the Giga Plant, primarily through a potential combination of grants and debt. Electrovaya has received a term sheet from a U.S. government-controlled lending institution regarding a debt facility. The Company has also engaged with an independent engineering firm as part of the due diligence process to evaluate its overall manufacturing and business plans for the site.

● On April 18 2023, Electrovaya announced that it received data from a third party battery testing lab (DNV) confirming that the Company's Infinity battery line completed more than 9,000 cycles while retaining approximately 87% of their initial capacity. Projections will be to approximately 14,000 cycles at 80% capacity as the designated criteria for end of life. This represents superior performance compared to typical lithium ion battery technology, providing significant independent validation of the Company's technology.

o If an electric vehicle is assumed to drive 250 miles per cycle, this would translate to several million miles of operation using the Infinity battery. Actual mileage would depend on many other factors, including driving and vehicle conditions.

o Similarly, if an energy storage application is assumed to operate at one deep cycle per day, the Infinity battery could last for decades. However, actual life would depend on many other operating and environmental factors, including longevity of other components.

o The Company's Infinity battery line is focused on delivering high performance and value for mission critical applications in commercial electric vehicles and energy storage.

● The Company is in the research phase of developing a solid state battery ("SSB"). Electrovaya's SSB technology is expected to complement its Infinity Battery Platform technology.

Positive Financial Outlook:

The Company anticipates revenue of approximately $42 million (C$53 million) for FY 2023, more than double the revenue total in FY 2022. The revenue is expected to be generated primarily from sales of its Infinity battery systems for commercial electric vehicles such as materials handling electric vehicles.

The revenue forecast takes into consideration the Company's existing purchase order backlog, anticipated pipeline from existing customers, and additional demand from its OEM Strategic Supply Agreement, which includes an exclusivity provision pursuant to which the OEM must make annual purchases in the minimum amount of $15 million in order to maintain exclusivity. This annual period commenced on January 1, 2023. Given the sales initiatives underway with the OEM, management anticipates exceeding this minimum purchase level. This is reflected in the revenue forecast for FY 2023.

Impact of COVID-19 Pandemic:

The impacts of COVID-19 on supply chains continue to exist and could continue to impact the Company. To date, Electrovaya has been adept at combating shortages with long term planning and design changes, while responding to commodity cost increases with sales price adjustments.

1 Non-IFRS Measure: Adjusted EBITDA is defined as gain/loss from operations, plus finance costs, stock-based compensation costs and depreciation. Adjusted EBITDA does not have a standardized meaning under IFRS. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

Selected Financial Information for the Quarters ended March 31, 2023 and 2022

Results of Operations

(Expressed in thousands of U.S. dollars)

Adjusted EBITDA1

(Expressed in thousands of U.S. dollars)

Summary Financial Position

(Expressed in thousands of U.S. dollars)

The Company's complete Financial Statements and Management Discussion and Analysis for the fiscal second quarter ended March 31, 2023 are available at www.sedar.com or on the Company's website at www.electrovaya.com.

Conference Call Details:

The Company will hold a conference call on Thursday, May 4, 2023 at 5:00 p.m. Eastern Time (ET) to discuss the March 31, 2023 quarter end financial results and to provide a business update.

US and Canada toll free: 888-506-0062

International: 973-528-0011

Participant Access Code: 122415

Webcast URL: https://www.webcaster4.com/Webcast/Page/2975/48318

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on May 4, 2023 through May 18, 2023. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay Passcode: 48318.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue forecasts and in particular the revenue forecasts for the fiscal year ending September 2023 and the calendar year ending December 31, 2023, continuation of anticipated positive EBITDA, anticipated further sequential revenue growth in fiscal 2023, ability to maintain profitability, the ability to secure financing from a government lending institution, the ability to satisfy the Company's order backlog, the Company's ability to satisfy its ongoing debt obligations, anticipated increased collaboration with OEMs and OEM channels constituting a source of sales growth for the Company, anticipated continued increase in sales momentum in fiscal 2023 through OEMs and directly to large global companies, including Fortune 500 companies, anticipated NASDAQ listing the future direction of the Company's business and products, the effect of the ongoing global COVID-19 public health emergency on the Company's operations, its employees and other stake holders, including on customer demand, supply chain, and delivery schedule, the Company's ability to source supply to satisfy demand for its products and satisfy current order volume, technology development progress, pre-launch plans, plans for product development, plans for shipment using the Company's technology, production plans, the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective", "seed" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the Fiscal Year 2023 guidance, to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, and references to subsequent quarterly revenue and ability to secure funding for the Company's planned Gigafactory in the United States and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and the anticipation of the Company delivering Infinity Battery Technology Products in FY2023 on the present and anticipated purchase order to meet FY 2023 revenue targets, anticipated revenues in FY 2023, gross margin and ability to increase prices to help maintain gross margins, and ability to have production ramps of the Infinity Battery Technology Products in FY2023 to meet demand, ability to demonstrate viability, and ability to secure customer wins in energy storage and electric bus applications, and performance and manufacturability of its Solid State Platform, are all based on assumptions by the company and its end users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labour shortages, inflation, supply chain constraints, the potential effect of COVID restrictions in Canada, USA and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The revenue forecast for the periods described herein constitute future‐oriented financial information and financial outlooks (collectively, "FOFI"), and generally, are, without limitation, based on the assumptions and subject to the risks set out above under "Forward‐Looking Statements". Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company's control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management's current expectations and plans relating to the Company's future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company's financial condition in accordance with IFRS, and it is expected that there may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.